Exhibit 99.1
GRAB HOLDINGS LIMITED
INTERIM REPORT FOR THE SIX MONTHS ENDED JUNE 30, 2025
PRELIMINARY NOTE
Our unaudited condensed consolidated interim financial statements for the six months ended June 30, 2025 included herein, have been prepared in accordance with IAS 34 Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”) and are reported in U.S. Dollars. These should be read in conjunction with our audited consolidated financial statements as of December 31, 2024 and for the year ended December 31, 2024, which have been prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (IFRS Accounting Standards) included in our 2024 Annual Report on Form 20-F filed on March 14, 2025.
References to “U.S. Dollars” and “$” in this report are to United States dollars, the legal currency of the United States. Discrepancies in any table between totals and sums of the amounts listed are due to rounding. Certain amounts and percentages have been rounded; consequently, certain figures may add up to be more or less than the total amount and certain percentages may add up to be more or less than 100% due to rounding. In particular and without limitation, amounts expressed in millions contained in this report have been rounded to integral numbers or to a single decimal place for the convenience of readers. In addition, period over period percentage changes with respect to our IFRS and non-IFRS measures and operating metrics have been calculated using actual figures derived from our internal accounting records and not the rounded numbers contained in this report, and as a result, such percentages may differ from those calculated based on the numbers contained in this report.
Unless otherwise designated, the terms “we”, “us”, “our”, “Grab”, “GHL”, “the Company” and “our company” refer to Grab Holdings Limited and its subsidiaries and consolidated affiliated entities.

CONVENTIONS AND FREQUENTLY USED TERMS
Unless otherwise stated or unless the context otherwise requires, in this report:
“Class A Ordinary Shares” refers to Class A ordinary shares of the share capital of our company with a par value of $0.000001 each;
“Class B Ordinary Shares” refers to Class B ordinary shares of the share capital of our company with a par value of $0.000001 each;
“consumer” refers to an end-user who uses services or purchases our products offered by or through us;
“Digital Banking JV” means GXS Bank Pte. Ltd., a private limited company incorporated under the laws of Singapore, which is the joint venture entity with one of our subsidiaries and a subsidiary of Singapore Telecommunications Limited (“Singtel”) as its shareholders and is the entity operating GXS Bank in Singapore, and the entity which together with a consortium of partners operates GXBank in Malaysia;
“digital lending” means lending through digital channels with no in-person interactions, which includes both corporate SME lending and consumer lending conducted through such channels;
“driver-partner” refers to an independent third-party contractor who provides mobility and/or deliveries services on our platform;
“e-wallet” means a software-based system that allows individuals to perform digital and/or electronic payments to a business or individual for either goods or services. This includes proximity transactions in which the device must interact with the point of sale (“POS”) terminal in some way in order to initiate the payment transaction and remote transactions in which the location of the device to the POS terminal is irrelevant. Both pass-through and staged e-wallets transactions are included. Peer-to-peer transfer transactions are excluded;
“Everrise” refers to Eastern Grocer Sdn. Bhd., an operator in the premium grocery segment predominantly in East Malaysia, in which we acquired a majority interest in March 2025;
“GHI” means Grab Holdings Inc., an exempted company limited by shares incorporated under the laws of the Cayman Islands, or as the context requires, Grab Holdings Inc. and its subsidiaries and consolidated affiliated entities;
“GHL” means Grab Holdings Limited (formerly known as J1 Holdings Inc.), an exempted company limited by shares incorporated under the laws of the Cayman Islands, or as the context requires, Grab Holdings Limited and its subsidiaries and consolidated affiliated entities;
“GXBank” refers to GX Bank Berhad, the digital bank that our Digital Banking JV operates in Malaysia and that has commenced the foundational phase of banking operations for the public since November 2023;
“GXS Bank” refers to the digital bank that our Digital Banking JV operates in Singapore and that has commenced restricted business activities for the public since September 2022;
“Jaya Grocer” refers to Jaya Grocer Holdings Sdn. Bhd., a mass-premium supermarket chain in Malaysia, in which we acquired a majority economic interest in January 2022;
“merchant-partner” refers to online and offline merchants, restaurants and food stalls, convenience stores or retail shops or shops that sell products or services on our platform;
“NASDAQ” means the Nasdaq Stock Market;

“Notes” refers to zero coupon convertible senior notes due 2030 in an aggregate principal amount of $1.5 billion offered and sold by GHL in June 2025 in reliance on Regulation S under the Securities Act of 1933;
“receivables factoring” means the purchasing from merchants or service providers of account payables to them by consumers to whom they have provided goods or services;
“regional corporate costs” means costs that are not attributed to any of the business segments, including certain costs of revenue, research and development expenses, general and administrative expenses and marketing expenses. These regional costs of revenue include cloud computing costs. These regional research and development expenses also include costs related to mapping and payment technologies and support and development of the internal technology infrastructure. These general and administrative expenses also include certain shared costs such as finance, accounting, tax, human resources, technology and legal costs. Regional corporate costs exclude share-based compensation expenses and capitalized software costs;
“ride-hailing” means prearranged and on-demand transportation service for compensation in which drivers and passengers connect via digital applications or platforms;
“Southeast Asia” refers to Cambodia, Indonesia, Malaysia, Myanmar, the Philippines, Singapore, Thailand, and Vietnam, unless otherwise noted;
“Term Loan B Facility” means the $2 billion senior secured term loan B facility under the Credit and Guaranty Agreement, dated as of January 29, 2021 (as amended), by and among GHI, Grab Technology LLC, certain guarantors, certain lenders, JPMorgan Chase Bank, N.A., as administrative agent, and Wilmington Trust (London) Limited, as collateral agent;
“U.S. Dollars” and “$” means United States dollars, the legal currency of the United States; and
“Warrant” means a warrant to purchase one Class A Ordinary Share at an exercise price of $11.50 per share.

Non-IFRS Financial Measures
Unless otherwise stated or unless the context otherwise requires in this report:
“Adjusted EBITDA” is a non-IFRS financial measure calculated as net profit (loss) for the period adjusted to exclude: (i) net finance income (costs), including interest income (expenses), foreign exchange gain (loss), and changes in fair value of financial assets and liabilities, (ii) net other income (expenses), (iii) income tax expenses (credit), (iv) depreciation and amortization, (v) share-based compensation expenses, (vi) costs related to mergers and acquisitions, (vii) impairment losses on goodwill and non-financial assets, (viii) restructuring costs, (ix) legal, tax and regulatory settlement provisions, and (x) other items not indicative of our ongoing operating performance;
“Adjusted Free Cash Flow” is a non-IFRS financial measure defined as net cash flows from operating activities less capital expenditures (including assets acquired under lease arrangements), plus proceeds from disposal of property, plant and equipment, and excluding changes in working capital related to loans and advances to customers, and deposits from the digital banking business;
“Segment Adjusted EBITDA” is a non-IFRS financial measure, representing the Adjusted EBITDA of each of our four business segments, excluding, in each case, regional corporate costs; and
“Total Segment Adjusted EBITDA” is a non-IFRS financial measure, representing the sum of Segment Adjusted EBITDA of our four business segments.
Key Operating Metrics
Unless otherwise stated or unless the context otherwise requires in this report:
“consumer incentives” represents the dollar value of discounts and promotions offered to consumers, the effect of which is to reduce revenue;
“GMV” means gross merchandise value, representing the sum of the total dollar value of transactions from Grab’s products and services, including any applicable taxes, tips, tolls, surcharges and fees, over the period of measurement. GMV includes (i) sales made through offline stores reported under the deliveries segment; and (ii) revenues made from products and services provided to driver-partners, merchant-partners and other customers to support their businesses, such as GrabAds and GrabRentals, reported under the deliveries and/or mobility segment, as applicable. Mobility GMV is an operating metric representing the GMV of our mobility segment. Deliveries GMV is an operating metric representing the GMV of our deliveries segment. On-Demand GMV is an operating metric defined as the sum of mobility GMV and deliveries GMV;
“loan portfolio” represents the total of current and non-current loan receivables in the financial services segment, net of expected credit loss allowances;
“MTUs” means monthly transacting users, defined as the monthly number of unique users who transact via Grab’s apps, where transact means to have successfully paid for or utilized any of Grab’s products or services (including lending and offline Jaya Grocer transactions where users record their Jaya Grocer loyalty points on the Grab app). MTUs over a quarterly or annual period are calculated based on the average of the MTUs for each month in the relevant period; and
“partner incentives” represents the dollar value of incentives granted to driver- and merchant-partners, the effect of which is to reduce revenue. For certain delivery offerings where Grab is contractually responsible for delivery services provided to end-users, incentives granted to driver-partners are recognized in cost of revenue.

FORWARD-LOOKING STATEMENTS
This report includes statements that express our opinions, expectations, beliefs, plans, objectives, assumptions or projections regarding future events or future results of operations or financial condition and therefore are, or may be deemed to be, “forward-looking statements.” These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can generally be identified by the use of forward-looking terminology, including the terms “believe,” “estimate,” “anticipate,” “expect,” “seek,” “project,” “intend,” “plan,” “may,” “will” or “should” or, in each case, their negative or other variations or comparable terminology. These forward-looking statements include all matters that are not historical facts. They appear in a number of places throughout this report and include statements regarding our intentions, beliefs or current expectations concerning, among other things, our results of operations, financial condition, liquidity, prospects, growth, strategies, future market conditions or economic performance and developments in the capital and credit markets, expected future financial performance, the markets in which we operate, and the macroeconomic, political and regulatory environment. Such forward-looking statements are based on currently available information and management’s current expectations, beliefs and forecasts concerning future events impacting us. Factors that may impact such forward-looking statements include: Grab’s ability to grow at the desired rate or scale and its ability to manage its growth; its ability to further develop its business, including new products and services; its ability to attract and retain partners and consumers; its ability to compete effectively in the intensely competitive and constantly changing market; its ability to continue to raise sufficient capital; its ability to reduce net losses and the use of partner and consumer incentives, and to achieve profitability; potential impact of the complex legal and regulatory environment on its business; its ability to protect and maintain its brand and reputation; general economic conditions, in particular as a result of currency exchange fluctuations and inflation; expected growth of markets in which Grab operates or may operate; and its ability to defend any legal or governmental proceedings instituted against it. In addition to the foregoing factors, you should also carefully consider the other risks and uncertainties described under “Item 3. Key Information – D. Risk Factors” and in other sections of Grab’s annual report on Form 20-F for the year ended December 31, 2024 filed on March 14, 2025 (the “2024 Annual Report”) with the U.S. Securities and Exchange Commission (the “SEC”), as well as in other documents filed by Grab from time to time with the SEC.
Forward-looking statements speak only as of the date they are made. Grab does not undertake any obligation to update any forward-looking statement, whether as a result of new information, future developments, or otherwise, except as required under applicable law.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our condensed consolidated interim financial statements and the related notes included elsewhere in this report as well as our audited consolidated financial statements included in our 2024 Annual Report on Form 20-F filed on March 14, 2025. The following discussion concerns our financial information as of June 30, 2025 and for the six months ended June 30, 2025 and 2024. The discussion of our financial information for the years ended December 31, 2024, 2023 and 2022 is included in our 2024 Annual Report. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs that involve risks and uncertainties. See the section titled “Forward-looking Statements” for cautions about forward-looking statements.
Results of Operations
The following table summarizes our condensed consolidated statements of profit or loss for each of the periods presented:

(in $ millions, unless otherwise stated)	Six Months Ended June 30,
	2025	2024
Revenue	1,592	1,317
Cost of revenue	(914)	(781)
Other income	17	6
Sales and marketing expenses	(171)	(150)
General and administrative expenses	(232)	(257)
Research and development expenses	(235)	(220)
Net impairment losses on financial assets	(66)	(40)
Other expenses	(2)	(2)
Restructuring costs	(3)	(4)
Operating loss	(14)	(131)
Finance income	113	90
Finance costs	(17)	(83)
Net change in fair value of financial assets and liabilities	(17)	(25)
Net finance income/ (costs)	79	(18)
Share of profit/ (loss) of equity-accounted investees (net of tax)	2	(4)
Profit/ (loss) before income tax	67	(153)
Income tax expense	(37)	(31)
Profit/ (loss) for the period	30	(184)
Comparison of the Six Months Ended June 30, 2025 and 2024
Revenue by segment

(in $ millions, unless otherwise stated)	Six Months Ended June 30,		1H2024-1H2025
	2025	2024	% Change
Revenue	1,592	1,317	21%
Deliveries	854	707	21%
Mobility	577	493	17%
Financial services	159	115	39%
Others	2	2	(7)%

Our revenue increased by $275 million, to $1,592 million in the six months ended June 30, 2025 from $1,317 million in the six months ended June 30, 2024, driven by growth across our deliveries, mobility and financial services segments.
Revenue is presented net of partner incentives and consumer incentives. Partner incentives were $455 million and $363 million in the six months ended June 30, 2025 and 2024, respectively. Consumer incentives were $593 million and $505 million in the six months ended June 30, 2025 and 2024, respectively.
Deliveries revenue was $854 million in the six months ended June 30, 2025 compared to revenue of $707 million in the six months ended June 30, 2024. Mobility revenue increased by $84 million, to $577 million in the six months ended June 30, 2025 compared to $493 million in the six months ended June 30, 2024. Financial services revenue increased to $159 million in the six months ended June 30, 2025, compared to $115 million in the six months ended June 30, 2024. Others revenue remained flat at $2 million in the six months ended June 30, 2025 and 2024. For details on revenue analysis by business segment, see the section titled “ — Financial Measures and Key Operating Metrics by Business Segment”.
Cost of revenue

(in $ millions, unless otherwise stated)	Six Months Ended June 30,		1H2024-1H2025
	2025	2024	% Change
Cost of revenue	914	781	17%
Percentage of revenue	57%	59%
Cost of revenue increased by $133 million, or 17%, to $914 million for the six months ended June 30, 2025 from $781 million for the six months ended June 30, 2024, as our businesses continue to scale. The increase in cost of revenue was primarily due to a $63 million increase in cost of food and mart supplies due to addition of new supermarket stores, including the acquisition of Everrise, a $14 million increase in staff compensation costs, a $14 million increase in payment processing fees due to an increase in the volume of transactions, a $13 million increase in backend infrastructure costs, and a $10 million increase in interest expense for digital banking customers due to a higher amount of deposits. As a result of our efforts to drive cost efficiency, we became more efficient in supporting platform users and partners over time and our cost of revenue as a percentage of revenue decreased from 59% in the six months ended June 30, 2024 to 57% in the six months ended June 30, 2025.
Other income

(in $ millions, unless otherwise stated)	Six Months Ended June 30,		1H2024-1H2025
	2025	2024	% Change
Other income	17	6	181%
Percentage of revenue	1%	0.5%
Other income increased by $11 million to $17 million for the six months ended June 30, 2025 from $6 million for the six months ended June 30, 2024. The increase was primarily due to a $6 million of income related to driver bag deposits which were no longer refundable and a $6 million increase in dividend income from an investment.
Sales and marketing expenses

(in $ millions, unless otherwise stated)	Six Months Ended June 30,		1H2024-1H2025
	2025	2024	% Change
Sales and marketing expenses	171	150	14%
Percentage of revenue	11%	11%
Sales and marketing expenses increased by $21 million, or 14%, to $171 million for the six months ended June 30, 2025 from $150 million for the six months ended June 30, 2024. The increase was primarily due to a $21 million increase in media costs and agency marketing costs for marketing campaigns.

General and administrative expenses

(in $ millions, unless otherwise stated)	Six Months Ended June 30,		1H2024-1H2025
	2025	2024	% Change
General and administrative expenses	232	257	(10)%
Percentage of revenue	15%	20%
General and administrative expenses decreased by $25 million, or 10%, to $232 million for the six months ended June 30, 2025 from $257 million for the six months ended June 30, 2024. The decrease was primarily due to a $36 million decrease in staff compensation costs driven by lower share-based compensation costs, partially offset by $7 million increase in professional fees. We continue to focus on driving cost efficiency across our corporate functions.
Research and development expenses

(in $ millions, unless otherwise stated)	Six Months Ended June 30,		1H2024-1H2025
	2025	2024	% Change
Research and development expenses	235	220	7%
Percentage of revenue	15%	17%
Research and development expenses increased by $14 million to $235 million for the six months ended June 30, 2025 from $220 million for the six months ended June 30, 2024, primarily due to an increase in staff compensation costs, including share-based compensation costs. Our research and development expenses as a percentage of revenue decreased from 17% in the six months ended June 30, 2024 to 15% in the six months ended June 30, 2025 as a result of our efforts to drive cost efficiency.
Net impairment losses on financial assets

(in $ millions, unless otherwise stated)	Six Months Ended June 30,		1H2024-1H2025
	2025	2024	% Change
Net impairment losses on financial assets	66	40	65%
Percentage of revenue	4%	3%
Net impairment losses on financial assets increased by $26 million, or 65%, to $66 million for the six months ended June 30, 2025 from $40 million for the six months ended June 30, 2024, primarily driven by a $27 million increase in the expected loan loss provision in our lending business due to the growth of our loan offerings.
Net finance (income)/ costs

(in $ millions, unless otherwise stated)	Six Months Ended June 30,		1H2024-1H2025
	2025	2024	% Change
Finance income	(113)	(90)	26%
Finance costs	17	83	(80)%
Net change in fair value of financial assets and liabilities	17	25	(30)%
Net finance (income)/ costs	(79)	18	(540)%
Percentage of revenue	5%	1%
Net finance income increased by $97 million, to $79 million for the six months ended June 30, 2025 from net finance costs of $18 million for the six months ended June 30, 2024. The increase in net finance income was primarily due to a $93 million increase in net foreign exchange gains and a $7 million increase in favorable fair value adjustments for our investments.

Profit/ (loss) for the period

(in $ millions, unless otherwise stated)	Six Months Ended June 30,		1H2024-1H2025
	2025	2024	% Change
Profit/ (loss) for the period	30	(184)	116%
Percentage of revenue	2%	(14)%
Profit for the period increased by $214 million, to $30 million for the six months ended June 30, 2025 from loss of $(184) million for the six months ended June 30, 2024. The period-over-period changes in the components of profit/ (loss) for the period are discussed in the preceding analysis.

Key Non-IFRS Financial Measures
In addition to the measures presented in our condensed consolidated interim financial statements, we use the following key non-IFRS financial measures to help us evaluate our business, identify trends affecting our business, formulate business plans, and make strategic decisions. However, the definitions of our non-IFRS financial measures may be different from those used by other companies, and therefore, may not be comparable. Furthermore, these non-IFRS financial measures have certain limitations in that they do not include the impact of certain expenses reflected in our condensed consolidated interim financial statements that are necessary to run our business. Thus, these non-IFRS financial measures should be considered in addition to, not as substitutes for, or in isolation from, measures prepared in accordance with IFRS.
We compensate for these limitations by providing a reconciliation of these non-IFRS financial measures to the related IFRS financial measures under the section titled “—Reconciliation of Non-IFRS Financial Measures.” We encourage investors and others to review our financial information in its entirety, not to rely on any single financial measure and to view these non-IFRS financial measures in conjunction with their respective related IFRS financial measures.
Total Segment Adjusted EBITDA
Total Segment Adjusted EBITDA is a non-IFRS financial measure representing the sum of Segment Adjusted EBITDA of our four business segments. Segment Adjusted EBITDA is a non-IFRS financial measure, representing the Adjusted EBITDA of each of our four business segments, excluding, in each case, regional corporate costs. Total Segment Adjusted EBITDA and Segment Adjusted EBITDA also reflect any applicable exclusions from Adjusted EBITDA. See “Adjusted EBITDA” below.
Regional corporate costs are costs that are not attributed to any of the business segments, including certain costs of revenue, regional research and development expenses, general and administrative expenses and marketing expenses. These regional costs of revenue include cloud computing costs. These regional research and development expenses also include costs related to mapping and payment technologies and support and development of the internal technology infrastructure. These general and administrative expenses also include certain shared costs such as finance, accounting, tax, human resources, technology and legal costs. Regional corporate costs exclude share-based compensation expenses and capitalized software costs. Total Segment Adjusted EBITDA is a useful indicator of the economics of our segments, as it does not include regional corporate costs.
The table below sets forth Total Segment Adjusted EBITDA for the periods indicated.

(in $ millions, unless otherwise stated)	Six Months Ended June 30,		1H2024-1H2025
	2025	2024	% Change
Overall Total Segment Adjusted EBITDA	393	301	31%
Deliveries	126	84	50%
Mobility	323	267	21%
Financial services	(56)	(52)	8%
Others	*	2	(114)%
*Amount less than $1 million

Adjusted EBITDA
Adjusted EBITDA is a non-IFRS financial measure calculated as profit (loss) for the period adjusted to exclude: (i) net finance income (costs), including interest income (expenses), foreign exchange gain (loss) and changes in fair value of financial assets and liabilities (ii) net other income (expenses), (iii) income tax expenses (credit), (iv) depreciation and amortization, (v) share-based compensation expenses, (vi) costs related to mergers and acquisitions, (vii) impairment losses on goodwill and non-financial assets, (viii) restructuring costs, (ix) legal, tax and regulatory settlement provisions and (x) other items not indicative of our ongoing operating performance.
Legal, tax and regulatory settlement provisions
Legal, tax and regulatory settlement provisions are primarily related to certain significant legal proceedings, tax and regulatory settlements that we do not expect to incur on a recurring basis. These matters often span extended time periods, and are unpredictable in timing and magnitude. Accordingly, they are distinct from routine legal, tax and regulatory expenses incurred in our normal course of operations.
Adjusted Free Cash Flow
Adjusted Free Cash Flow is a non-IFRS financial measure, defined as net cash flows from operating activities less capital expenditures (including assets acquired under lease arrangements), plus proceeds from disposal of property, plant and equipment, and excluding changes in working capital in relation to loans and advances to customers, and deposits from the digital banking business. Starting from January 1, 2025, Adjusted Free Cash Flow includes proceeds from disposal of property, plant and equipment. The change is made to provide a more comprehensive view of cash flow activities. The prior year period has been adjusted for comparative purposes. Adjusted Free Cash Flow is a metric we use to monitor business performance and assess cash flow activity, other than lending and digital banking deposit activities. We believe this metric is a useful indicator for comparison with the cash flow reporting of certain of our peers.

Reconciliation of Non-IFRS Financial Measures
The following tables provide reconciliations of Adjusted EBITDA, Segment Adjusted EBITDA, Total Segment Adjusted EBITDA and Adjusted Free Cash Flow.

(in $ millions, unless otherwise stated)	Six Months Ended June 30,
	2025	2024
Profit/ (loss) for the period	30	(184)
Income tax expense	37	31
Share of (profit)/ loss of equity-accounted investees (net of tax)	(2)	4
Net finance (income)/ costs (including foreign exchange (gain)/ loss)	(79)	18
Operating loss	(14)	(131)
Net other income	(10)	(4)
Depreciation and amortization	81	74
Share-based compensation expenses	141	176
Costs related to mergers and acquisitions**	6	4
Impairment losses on goodwill and non-financial assets	*	-
Restructuring costs	3	4
Legal, tax and regulatory settlement provisions	8	3
Adjusted EBITDA	215	126
Regional corporate costs	178	175
Total Segment Adjusted EBITDA	393	301

Segment Adjusted EBITDA
Deliveries	126	84
Mobility	323	267
Financial Services	(56)	(52)
Others	*	2
Total Segment Adjusted EBITDA	393	301
*Amount less than $1 million
** Our costs related to mergers and acquisitions were previously included within the legal, tax and regulatory settlement provisions caption in our reconciliation of Adjusted EBITDA to profit/(loss) for the period. Starting from January 1, 2025, these costs are presented as a separate caption in the reconciliation to provide additional break-down of information. The prior year period has been adjusted for comparative purposes.

Adjusted Free Cash Flow

(in $ millions, unless otherwise stated)	Six Months Ended June 30,
	2025	2024
Net cash from operating activities	136	261
Less: Capital expenditures*	(60)	(49)
Add: Proceeds from disposal of property, plant and equipment**	5	8
Changes in:
- Loan receivables in the financial services segment	158	93
- Deposits from customers in the banking business	(229)	(367)
Adjusted Free Cash Flow	10	(54)
*Includes cash outflow for certain assets acquired using lease arrangements
** Starting from January 1, 2025, Adjusted Free Cash Flow includes proceeds from disposal of property, plant and equipment. The change is made to provide a more comprehensive view of cash flow activities. The prior year period has been adjusted for comparative purposes.

Key Operating Metrics
Our revenue and results of operations are driven by the following key operating metrics, which our management reviews in order to understand and evaluate our current and past business and financial performance, identify trends affecting our business, formulate business plans, and make strategic decisions.
The table below sets forth key operating metrics for the periods indicated.

(in $ millions, unless otherwise stated)	Six Months Ended June 30,		1H2024-1H2025
	2025	2024	% Change
On-demand GMV	10,286	8,676	19%
On-demand GMV per MTU	249	244	2%
Group MTUs (monthly average in millions)	45.4	39.7	14%
Partner incentives	455	363	25%
Consumer incentives	593	505	18%
Loan portfolio	708	397	78%
On-Demand Gross Merchandise Value
On-demand GMV is a metric by which we understand, evaluate and manage our business, and we believe is necessary for investors to understand and evaluate our business. On-demand GMV refers to the sum of GMV of the mobility and deliveries segments. GMV provides useful information to investors as it represents the amount of customer spending that is being directed through our platform. We present GMV as a metric to understand and compare, and to enable investors to understand and compare our aggregate operating results, which captures significant trends in our business over time.
We achieved overall growth in on-demand GMV of approximately 19%, from $8.7 billion for the six months ended June 30, 2024 to $10.3 billion for the six months ended June 30, 2025. Deliveries GMV increased 19% to $6.6 billion for the six months ended June 30, 2025 from $5.5 billion for the six months ended June 30, 2024, underpinned by an increase in the number of transactions, as well as growth in deliveries MTUs. Mobility GMV increased 18% to $3.7 billion for the six months ended June 30, 2025 from $3.1 billion for the six months ended June 30, 2024, driven mainly by growth in mobility MTUs. Our monthly active driver supply also increased 18% year-over-year, and we believe that we have a strong opportunity to continue growing mobility and deliveries GMV due to the extent of the market opportunity and new product initiatives to accelerate growth, along with our platform advantages. Our new product offerings include group orders, GrabFood for one, demand for advance booking and family accounts, among other examples.
The table below sets forth on-demand GMV, deliveries GMV and mobility GMV for the periods indicated.

(in $ millions, unless otherwise stated)	Six Months Ended June 30,		1H2024-1H2025
	2025	2024	% Change
On-demand GMV	10,286	8,676	19%
Deliveries GMV	6,599	5,545	19%
Mobility GMV	3,687	3,131	18%

Monthly Transacting Users
MTU is a metric by which we understand, evaluate and manage our business, and we believe is necessary for investors to understand and evaluate our business. Overall Group MTUs increased by 5.7 million, or 14%, to 45.4 million for the six months ended June 30, 2025 from $39.7 million for the six months ended June 30, 2024. The increase in on-demand MTUs was consistent with our focus to roll out more affordable services and expand the addressable market with more price-sensitive users. Financial services MTUs grew due to increase in on-platform payments penetration and growth in the loan disbursements from our lending businesses and customer base in our digital banking business.
The table below sets forth MTUs by segment for the periods indicated.

(monthly average in millions, unless otherwise stated)	Six Months Ended June 30,		1H2024-1H2025
	2025	2024	% Change
Overall MTUs	45.4	39.7	14%
On-demand MTUs	41.3	35.5	16%
Deliveries MTUs	24.3	20.8	17%
Mobility MTUs	28.3	24.0	18%
Financial Services MTUs	29.1	25.4	15%
On-demand Gross Merchandise Value per Monthly Transacting User
On-demand GMV per MTU increased 2% to $249 for the six months ended June 30, 2025 from $244 for the six months ended June 30, 2024, with deliveries GMV per MTU having increased 2% to $272 for the six months ended June 30, 2025 from $266 for the six months ended June 30, 2024. Mobility GMV per MTU remained consistent at $130 for the six months ended June 30, 2025 and 2024.
The table below sets forth on-demand GMV per MTU for the periods indicated.

(in $, unless otherwise stated)	Six Months Ended June 30,		1H2024-1H2025
	2025	2024	% Change
On-demand GMV per MTU	249	244	2%
Deliveries GMV per MTU	272	266	2%
Mobility GMV per MTU	130	130	—%
Loan Portfolio
Our total loan portfolio outstanding increased by $310 million, or 78%, from $397 million as of June 30, 2024 to $708 million as of June 30, 2025, as we continued to focus on lending to our ecosystem partners through our lending business and digital banking business. Our loan portfolio represents the total of current and non-current loan receivables in the financial services segment, net of expected credit loss allowances.
The table below sets forth loan portfolio for the periods indicated.

(in $ millions, unless otherwise stated)	As at June 30,		1H2024-1H2025
	2025	2024	% Change
Loan portfolio	708	397	78%

Financial Measures and Key Operating Metrics by Business Segment
Deliveries
The table below highlights certain key financial measures and key operating metrics which drive our revenue for the deliveries segment.

(in $ millions, unless otherwise stated)	Six Months Ended June 30,		1H2024-1H2025
	2025	2024	% Change
Revenue	854	707	21%
Segment Adjusted EBITDA	126	84	50%
GMV	6,599	5,545	19%
MTUs (monthly average in millions)	24.3	20.8	17%
Partner incentives	(283)	(231)	22%
Consumer incentives	(461)	(387)	19%
Deliveries revenue was $854 million in the six months ended June 30, 2025 compared to revenue of $707 million in the six months ended June 30, 2024. The increase in revenue for deliveries was primarily driven by an increase in deliveries GMV of 19%, or $1.1 billion, to $6.6 billion in the six months ended June 30, 2025 compared to $5.5 billion in the six months ended June 30, 2024, mainly due to increased consumer demand and platform engagement with technology-led product innovations. The deliveries GMV includes our supermarket business and the revenue includes an increase of $73 million in contributions from our supermarket business, including the acquisition of Everrise, in the six months ended June 30, 2025. The revenue growth was also due to the further adoption of key affordability and high value product initiatives, as well as newer features such as Group Orders and Dine Out, as we expand our product offerings and increase platform engagement, as shown in the increase of MTUs. Deliveries revenue as a percentage of deliveries GMV remained consistent at 13% in the six months ended June 30, 2025 and 2024. The increase in revenue was partially offset by higher incentives in the six months ended June 30, 2025 as we continued to drive new user growth and product adoption. Our partner incentives were $283 million and $231 million in the six months ended June 30, 2025 and 2024, respectively. Our consumer incentives were $461 million and $387 million in the six months ended June 30, 2025 and 2024, respectively. Overall, total partner and consumer incentives as a percentage of GMV was flat year over year. Additionally, Segment Adjusted EBITDA improved to $126 million for the six months ended June 30, 2025 from $84 million for the six months ended June 30, 2024. This was primarily attributable to revenue growth of $147 million in the deliveries segment, partially offset by an increase of $58 million in cost of sales, $10 million in marketing costs, $8 million in cost of fund, $8 million in bad debts, and $7 million in staff costs.
Mobility
The table below highlights certain key financial measures and key operating metrics which drive our revenue for the mobility segment.

(in $ millions, unless otherwise stated)	Six Months Ended June 30,		1H2024-1H2025
	2025	2024	% Change
Revenue	577	493	17%
Segment Adjusted EBITDA	323	267	21%
GMV	3,687	3,131	18%
MTUs (monthly average in millions)	28.3	24.0	18%
Partner incentives	(171)	(132)	30%
Consumer incentives	(123)	(111)	11%

Mobility revenue increased by $84 million, to $577 million in the six months ended June 30, 2025 compared to $493 million in the six months ended June 30, 2024, primarily due to ride hailing revenue increasing by $72 million and rental income from motor vehicles increasing by $12 million. The increase in ride hailing revenue was primarily driven by stronger demand and platform engagement with our product initiatives, with mobility GMV increasing to $3.7 billion in the six months ended June 30, 2025 compared to $3.1 billion in the six months ended June 30, 2024, while mobility revenue as a percentage of mobility GMV remained consistent at 16% in the six months ended June 30, 2025 and 2024. Our incentives increased by $52 million (comprised of increases of $39 million in partner incentives and increases of $13 million in consumer incentives) to $294 million (comprised of $171 million in partner incentives and $123 million in consumer incentives) for the six months ended June 30, 2025, compared to $243 million (comprised of $132 million in partner incentives and $111 million in consumer incentives) for the six months ended June 30, 2024 as we continued to drive new user growth and product adoption. Overall, total partner and consumer incentives as a percentage of GMV was relatively flat year over year. Additionally, Segment Adjusted EBITDA improved to $323 million for the six months ended June 30, 2025 from $267 million for the six months ended June 30, 2024. This was primarily attributable to the revenue growth of $84 million in the mobility segment, partially offset by an increase of $6 million in cost of funds and $5 million in marketing costs for this segment.
Financial services
The table below highlights certain key financial measures and key operating metrics which drive our revenue for the financial services segment.

(in $ millions, unless otherwise stated)	Six Months Ended June 30,		1H2024-1H2025
	2025	2024	% Change
Revenue	159	115	39%
Segment Adjusted EBITDA	(56)	(52)	8%
MTUs (monthly average in millions)	29.1	25.4	15%
Partner incentives	*	*	NM
Consumer incentives	(8)	(7)	15%
Loan portfolio	708	397	78%
*Amount less than $1 million
Financial services revenue increased to $159 million in the six months ended June 30, 2025, compared to $115 million in the six months ended June 30, 2024. The increase was primarily due to a $32 million growth in our lending businesses through our ecosystem partners and users as well as digital bank customers, and a $10 million growth in interest income from securities and treasury bills placement in our digital banking business. Additionally, Segment Adjusted EBITDA declined to $(56) million in the six months ended June 30, 2025 from $(52) million in the six months ended June 30, 2024, attributable to an increase in expected credit loss and overhead expenses of $49 million for this segment as we continued to ramp our expanded digital banking business. This was partially offset by revenue growth of $44 million in the financial services segment.
Others
The table below highlights certain key financial measures and key operating metrics which drive our revenue for the others segment.

(in $ millions, unless otherwise stated)	Six Months Ended June 30,		1H2024-1H2025
	2025	2024	% Change
Revenue	2	2	(7%)
Segment Adjusted EBITDA	*	2	NM
Partner incentives	—	—	NM
Consumer incentives	*	*	NM
*Amount less than $1 million
Others revenue remained flat at $2 million in the six months ended June 30, 2025 and 2024. Additionally, Segment Adjusted EBITDA was less than $1 million and $2 million for the six months ended June 30, 2025 and 2024, respectively.

Liquidity and Capital Resources
Our principal sources of liquidity have been cash and cash equivalents generated from operating activities, loan facilities, issuance of the Notes, and equity financing at the subsidiary level.
As of June 30, 2025 and December 31, 2024, our assets exceeded our liabilities by $6.4 billion. We had a net profit/(loss) after tax of $30 million and $(0.2) billion for the six months ended June 30, 2025 and 2024, respectively. In addition, we had accumulated losses of $17.6 billion as of June 30, 2025.
Our unrestricted cash and cash equivalents comprise cash balances and short-term deposits with maturities of three months or less from the date of acquisition that are subject to an insignificant risk of change in their fair value and are used to manage short-term commitments. Marketable securities consisted primarily of investment-grade corporate bonds. Restricted cash and non-current deposits comprise deposits pledged with banks as security in relation to the utilization of certain bank services, monies received and held in escrow in connection with certain contractual obligations and advances received in connection with our electronic wallet or e-wallet services. Our cash and cash equivalents are denominated in U.S. dollars as well as in local currencies of the markets in which we operate.
In February 2024, we announced the authorization of a share repurchase program, under which we may repurchase up to $500 million worth of our outstanding Class A ordinary shares. The proposed repurchases may be made from time to time through open market transactions at prevailing market prices, privately negotiated transactions, block trades and/or through other legally permissible means, or any combination thereof, depending on market conditions and the trading price of our Class A ordinary shares, among other factors, and in accordance with applicable rules and regulations. Our board of directors will review the share repurchase program periodically, and may amend the terms and size of the program. We have funded, and intend continue to fund any repurchases with excess cash after allocating and potentially allocating for investments to drive growth. The share repurchase program does not obligate us to acquire any particular amount of Class A ordinary shares. In the six months ended June 30, 2025, pursuant to this program, we repurchased 58 million Class A ordinary shares for an aggregate consideration of $274 million. As of June 30, 2025, we have largely completed the share buyback program with less than $400,000 remaining under the program.
In March 2024, we fully repaid the outstanding principal amount and accrued interest under the Term Loan B Facility.
In June 2025, we offered and issued $1.5 billion aggregate principal amount of the Notes, i.e. zero coupon convertible senior notes due 2030. The Notes are senior, unsecured obligations of the Company and do not bear regular interest. The Notes will mature on June 15, 2030 unless redeemed, repurchased or converted prior to such date. As of the date of this report, holders of the notes (the “Holders“) may convert their Notes at their option at any time prior to the close of business on the third scheduled trading day immediately preceding the maturity date. Upon conversion, the Notes may be settled in Class A Ordinary Shares, cash or a combination of cash and Class A Ordinary Shares, at the Company’s election. The initial conversion rate of the Notes is 152.6252 Class A Ordinary Shares of the Company, per $1,000 principal amount of Notes, which is equivalent to an initial conversion price of approximately $6.55 per Class A Ordinary Share and represents a conversion premium of approximately 40% above the closing price of $4.68 per Class A Ordinary Share on NASDAQ on June 10, 2025. The conversion rate of the Notes is subject to adjustment upon the occurrence of certain events.
On or after June 21, 2028, we may redeem for cash all or part of the Notes, at our option (such redemption, an “Optional Redemption”), if the last reported sale price of Grab’s Class A Ordinary Shares has been at least 130% of the conversion price then in effect on (i) each of at least 20 trading days (whether or not consecutive) during any 30 consecutive trading day period ending on, and including, the trading day immediately prior to the date Grab provides notice of redemption and (ii) the trading day immediately preceding the date we sends such notice. We may also redeem for cash all but not part of the Notes at any time if less than 10% of the aggregate principal amount of Notes originally issued remains outstanding at such time (“Cleanup Redemption”). In addition, we may redeem all but not part of the Notes in the event of certain changes in the tax laws (“Tax Redemption”).

Holders of the Notes will have the right, at their option, to require the Company to repurchase for cash all or part of their Notes, on June 15, 2028 at a repurchase price equal to 100% of the principal amount of the Notes to be repurchased plus applicable accrued and unpaid special interest, if any. In addition, subject to certain conditions and a limited exception, holders of the Notes will have the right to require the Company to repurchase all or part of their Notes upon occurrence of certain events that constitute a fundamental change such as changes in beneficial ownership, liquidation/dissolution, delisting etc . In connection with certain corporate events or if the Company issues a notice of Optional Redemption, Cleanup Redemption or Tax Redemption, it will, under certain circumstances, increase the conversion rate for holders who elect to convert their Notes in connection with such corporate event or such Optional Redemption, Cleanup Redemption or Tax Redemption.
We believe that our current available cash and cash equivalents and our credit facilities will be sufficient to meet our working capital requirements, capital expenditures and other liquidity requirements in the ordinary course of business for a period of at least twelve months from the date hereof and beyond. We intend to finance our future working capital requirements, capital expenditures and other liquidity requirements from cash generated from operating activities and funds raised from financing activities. Our future capital requirements depend on many factors including our growth rate, the continuing market acceptance of our offerings, the timing and extent of spending to support our efforts to develop our platform, and the expansion of sales and marketing activities. Further, we may in the future enter into arrangements to acquire or invest in businesses, products, services, and technologies. Therefore, we may decide to enhance our liquidity position or increase our cash reserve for future investments or operations through additional financing activities, which may include further equity or debt financing. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating or financial covenants that restrict our operations.
The following table sets forth a summary of our cash flows for the periods indicated.

(in $ millions, unless otherwise stated)	Six Months Ended June 30,
	2025	2024
Net cash flow	851	(621)
Net cash provided by operating activities	136	261
Net cash used in investing activities	(470)	(304)
Net cash provided by/ (used in) financing activities	1,185	(578)
Operating Activities
Net cash provided by operating activities was $136 million for the six months ended June 30, 2025, primarily consisting of $67 million of profit before income tax, adjusted for certain non-cash items, which included non-cash share-based compensation expense of $141 million, net impairment losses on financial assets of $66 million, depreciation expense of $65 million, fair value loss on investments of $17 million, finance costs of $17 million, and amortization expense of $16 million. This was partially offset by $113 million of finance income mainly related to interest income. The net change in operating assets and liabilities were primarily the result of a $229 million increase in deposits from customers in the banking business through increased customer outreach and a $158 million increase in loan receivables in the financial services segment, a $106 million decrease in trade and other payables and a $36 million increase in trade and other receivables. Additionally, there was $41 million paid for taxes.
Net cash provided by operating activities was $261 million for the six months ended June 30, 2024, primarily consisting of $153 million of loss before income tax, adjusted for certain non-cash items, which included non-cash share-based compensation expense of $176 million, finance costs of $83 million, depreciation expense of $62 million, net impairment losses on financial assets of $40 million, fair value loss on investments of $25 million and amortization expenses of $12 million. This was partially offset by $90 million of finance income mainly related to interest income. The net change in operating assets and liabilities was primarily the result of a $367 million increase in deposits from customers in the banking business, a $93 million increase in loan receivables in the financial services segment, a $86 million decrease in trade and other payables and a $64 million increase in trade and other receivables. Additionally, there was $22 million in taxes paid.

Investing Activities
Net cash used in investing activities was $470 million for the six months ended June 30, 2025, primarily consisting of $444 million for acquisitions of other investments, $90 million for acquisitions of businesses, net of cash acquired and $38 million used for the purchases of property, plant and equipment and intangible assets. These were partially offset by $91 million of interest received.
Net cash used in investing activities was $304 million for the six months ended June 30, 2024, primarily consisting of $345 million in net acquisitions of other investments, $43 million acquisition of additional interest in joint venture and $33 million used for the purchases of property, plant and equipment, and intangible assets. These were partially offset by $110 million of interest received.
Financing Activities
Net cash provided by financing activities was $1,185 million for the six months ended June 30, 2025, primarily consisting of $1,500 million proceeds from the issuance of the Notes, $90 million of proceeds from bank loans, $45 million proceeds from subscription of shares in subsidiaries by non-controlling interests and $14 million in proceeds from share-based payment arrangements, partially offset by $274 million in repurchase and retirement of Class A Ordinary Shares, $109 million in repayment of bank loans, $25 million in acquisition of non-controlling interests without change in control, $22 million in payment of lease liabilities, $21 million in transaction costs for the Notes and $13 million in interest paid.
Net cash used in financing activities was $578 million for the six months ended June 30, 2024, primarily consisting of $559 million repayment of bank loans, $131 million repurchase and retirement of ordinary shares, $21 million payment of lease liabilities and $18 million interest paid, partially offset by $57 million in proceeds from bank loans, $49 million in the release of deposits pledged, $32 million proceeds from subscription of shares in subsidiaries by non-controlling interests and $13 million in proceeds from share-based payment arrangements.
Capital Expenditures
Our capital expenditures amounted to $38 million and $33 million for the six months ended June 30, 2025 and 2024, respectively. Our capital expenditures were primarily related to our development activities for our new or substantially improved products and processes and facilities and procurement of our vehicle fleet, primarily across Singapore and Indonesia. We anticipate increased capital expenditures in line with business growth, driven by fleet upgrades including more electric and hybrid vehicles, and continued platform investments to enhance customer experience and technology.
Indebtedness
The following table shows the amount of our total consolidated short-term and long-term debt outstanding as of June 30, 2025 and December 31, 2024:

(in $ millions, unless otherwise stated)	As of June 30,	As of December 31,
	2025	2024
Current maturities of long-term liabilities
Bank loans and convertible notes, including embedded derivative	1,593	90
Long-term liabilities—net of current maturities
Bank loans	139	116
Total	1,732	206
In June 2025, we offered and issued $1.5 billion aggregate principal amount of Notes, which are zero coupon convertible senior notes due 2030. The Notes are senior, unsecured obligations of the Company and do not bear regular interest. The Notes will mature on June 15, 2030 unless redeemed, repurchased or converted prior to such date.

As of June 30, 2025, we and our subsidiaries had credit facilities of an aggregate of $503 million, and $250 million was drawn and outstanding. From time to time, we may also decide to refinance our indebtedness. A majority of these facilities are secured against vehicles rented to driver-partners through our rental business in Singapore and Indonesia. These financings have an average duration of five years and interest rates of up to 10%. These facilities are denominated in local currencies with local financial institutions and leasing companies and contain customary affirmative and negative covenants applicable to Grab and/or certain of our subsidiaries, including, among other things, restrictions on indebtedness, liens, and fundamental changes.
Contractual and Other Obligations
We have non-cancelable commitments that primarily relate to network and cloud services and other items in the ordinary course of business. These amounts are determined based on the non-cancelable quantities to which we are contractually obligated. As of June 30, 2025, there have been no material changes outside the ordinary course of business to the contractual obligations and commitments, as disclosed in our 2024 Annual Report.
Off-Balance Sheet Arrangements
We did not have during the periods presented, and we do not currently have, any off-balance sheet financing arrangements or any relationships with unconsolidated entities or financial partnerships, including entities sometimes referred to as structured finance or special purpose entities, that were established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.
Quantitative and Qualitative Disclosure about Market Risks
We are exposed to market risks in the ordinary course of our business. These risks primarily include credit risk, foreign currency risk and interest rate risk. There have been no material changes to our market risks as compared to the market risks described in our 2024 Annual Report.
Critical Accounting Estimates
Our condensed consolidated interim financial statements are prepared in accordance with IAS 34 Interim Financial Reporting. The preparation of these condensed consolidated interim financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, expenses and related disclosures. There have been no material changes or additions to our critical accounting policies and estimates as compared to the critical accounting policies and estimates described in our 2024 Annual Report, with the exception of the estimation and judgement in relation to the issuance of the Notes as described in the notes to the condensed consolidated interim financial statements.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)
Grab Holdings Limited
(Incorporated in the Cayman Islands)
and its Subsidiaries
Condensed consolidated interim financial statements (unaudited)
As at and for the six months ended June 30, 2025

Condensed consolidated statement of financial position (unaudited)
(in $ millions)

	Note	June 30, 2025	December 31, 2024
		$	$
Non-current assets
Property, plant and equipment		659	567
Intangible assets and goodwill		1,038	975
Associates and joint venture		138	131
Deferred tax assets		81	67
Other investments	4	689	765
Loan receivables in the financial services segment		174	105
Deposits, prepayments and other assets		147	119
		2,926	2,729
Current assets
Inventories		75	59
Trade and other receivables		262	206
Loan receivables in the financial services segment		534	431
Deposits, prepayments and other assets		191	241
Other investments	4	3,277	2,665
Cash and cash equivalents	5	3,880	2,964
		8,219	6,566
Total assets		11,145	9,295

Equity
Share capital and share premium	6	23,786	23,549
Reserves	6	168	197
Accumulated losses		(17,592)	(17,347)
Equity attributable to owners of the Company		6,362	6,399
Non-controlling interests		(1)	(48)
Total equity		6,361	6,351

Non-current liabilities
Loans and borrowings	7	283	241
Provisions		22	20
Other liabilities		81	66
Deferred tax liabilities		35	25
		421	352
Current liabilities
Loans and borrowings	7	1,630	123
Provisions		44	41
Trade payables and other liabilities		1,106	1,169
Deposits from customers in the banking business		1,543	1,225
Current tax liabilities		40	34
		4,363	2,592
Total liabilities		4,784	2,944
Total equity and liabilities		11,145	9,295
The accompanying notes form an integral part of these condensed consolidated interim financial statements (unaudited).

Condensed consolidated statement of profit or loss and other comprehensive income (unaudited)
For the six months ended June 30
(in $ millions, except for per share data)

	Note	2025	2024
		$	$
Revenue	9	1,592	1,317
Cost of revenue		(914)	(781)
Other income		17	6
Sales and marketing expenses		(171)	(150)
General and administrative expenses		(232)	(257)
Research and development expenses		(235)	(220)
Net impairment losses on financial assets		(66)	(40)
Other expenses**		(2)	(2)
Restructuring costs		(3)	(4)
Operating loss		(14)	(131)
Finance income		113	90
Finance costs		(17)	(83)
Net change in fair value of financial assets and liabilities		(17)	(25)
Net finance income/ (costs)		79	(18)
Share of profit/ (loss) of equity-accounted investees (net of tax)		2	(4)
Profit/ (loss) before income tax		67	(153)
Income tax expense		(37)	(31)
Profit/ (loss) for the period		30	(184)
Items that will not be reclassified to profit or loss:
Defined benefit plan remeasurements		*	*
Investments and put liabilities at FVOCI – net change in fair value		(2)	*
Items that are or may be reclassified subsequently to profit or loss:
Foreign currency translation differences – foreign operations		91	(32)
Other comprehensive income/ (loss) for the period, net of tax		89	(32)
Total comprehensive income/ (loss) for the period		119	(216)
Profit/ (loss) attributable to:
Owners of the Company		59	(157)
Non-controlling interests		(29)	(27)
Profit/ (loss) for the period		30	(184)
Total comprehensive income/ (loss) attributable to:
Owners of the Company		136	(185)
Non-controlling interests		(17)	(31)
Total comprehensive income/ (loss) for the period		119	(216)
Earnings/ (loss) per share
Basic earnings/ (loss) per share	10	0.01	(0.04)
Diluted earnings/ (loss) per share	10	0.01	(0.04)
*Amount less than $1 million
**Excluding restructuring costs
The accompanying notes form an integral part of these condensed consolidated interim financial statements (unaudited).

Condensed consolidated statement of changes in equity (unaudited)
For the six months ended June 30, 2025
(in $ millions)

	Note	Share capital	Share premium	Accumulated losses	Other reserve	Share-based payment reserve	Foreign currency translation reserve	Equity (deficit) attributable to owners of the Company	Non- controlling interests	Total equity (deficit)
		$	$	$	$	$	$	$	$	$
At January 1, 2025		*	23,549	(17,347)	(119)	392	(76)	6,399	(48)	6,351
Total comprehensive income/ (loss) for the period
Profit/ (loss) for the period		—	—	59	—	—	—	59	(29)	30
Other comprehensive income/ (loss)
Exchange differences on translation of foreign operations		—	—	—	—	—	78	78	13	91
Defined benefit plan remeasurement		—	—	*	—	—	—	*	—	*
Investments and put liabilities at FVOCI – net change in fair value		—	—	*	(1)	—	—	(1)	(1)	(2)
Total other comprehensive income/ (loss)		—	—	—	(1)	—	78	77	12	89
Total comprehensive income/ (loss) for the period		—	—	59	(1)	—	78	136	(17)	119
Transactions with owners, recorded directly in equity
Contributions by owners
Acquisition of a subsidiary		—	—	—	(16)	—	—	(16)	7	(9)
Share options exercised/restricted stock units vested	6	*	237	—	—	(233)	—	4	2	6
Share-based payment	8	—	—	—	—	143	—	143	—	143
Repurchase and retirement of ordinary shares		—	—	(274)	—	—	—	(274)	—	(274)
Total contributions by owners		*	237	(274)	(16)	(90)	—	(143)	9	(134)
Changes in ownership interests in subsidiaries
Changes in non-controlling interests without a loss of control		—	—	(30)	—	—	—	(30)	55	25
Total changes in ownership interests in subsidiaries		—	—	(30)	—	—	—	(30)	55	25
Total transactions with owners		*	237	(304)	(16)	(90)	—	(173)	64	(109)
At June 30, 2025		*	23,786	(17,592)	(136)	302	2	6,362	(1)	6,361
*Amount less than $1 million
The accompanying notes form an integral part of these condensed consolidated interim financial statements (unaudited).

Condensed consolidated statement of changes in equity (unaudited)
For the six months ended June 30, 2024
(in $ millions)

	Note	Share capital	Share premium	Accumulated losses	Other reserve	Share-based payment reserve	Foreign currency translation reserve	Equity (deficit) attributable to owners of the Company	Non- controlling interests	Total equity (deficit)
		$	$	$	$	$	$	$	$	$
At January 1, 2024		*	22,669	(16,764)	138	474	(68)	6,449	19	6,468
Total comprehensive loss for the period
Loss for the period		—	—	(157)	—	—	—	(157)	(27)	(184)
Other comprehensive loss
Exchange differences on translation of foreign operations		—	—	—	—	—	(28)	(28)	(4)	(32)
Defined benefit plan remeasurement		—	—	*	—	—	—	*	—	*
Investments and put liabilities at FVOCI – net change in fair value		—	—	*	*	—	—	*	*	*
Total other comprehensive loss		—	—	*	*	—	(28)	(28)	(4)	(32)
Total comprehensive loss for the period		—	—	(157)	*	—	(28)	(185)	(31)	(216)
Transactions with owners, recorded directly in equity
Contributions by owners
Share options exercised/restricted stock units vested	6	*	264	—	—	(251)	—	13	—	13
Share-based payment	8	—	—	—	—	176	—	176	—	176
Repurchase and retirement of ordinary shares		*	—	(131)	—	—	—	(131)	—	(131)
Total contributions by owners		*	264	(131)	—	(75)	—	58	—	58
Changes in ownership interests in subsidiaries
Changes in non-controlling interests without a loss of control		—	—	(57)	—	—	—	(57)	90	33
Total changes in ownership interests in subsidiaries		—	—	(57)	—	—	—	(57)	90	33
Total transactions with owners		*	264	(188)	—	(75)	—	1	90	91
At June 30, 2024		*	22,933	(17,109)	138	399	(96)	6,265	78	6,343
*Amount less than $1 million
The accompanying notes form an integral part of these condensed consolidated interim financial statements (unaudited).

Condensed consolidated statement of cash flows (unaudited)
For the six months ended June 30
(in $ millions)

	Note	2025	2024
		$	$
Cash flows from operating activities
Profit/ (loss) before income tax		67	(153)
Adjustments for:
Amortization of intangible assets		16	12
Depreciation of property, plant and equipment		65	62
Impairment of property, plant and equipment		*	—
Equity-settled share-based payments	8	141	176
Finance costs		17	83
Net change in fair value of financial assets and liabilities		17	25
Net impairment losses on financial assets		66	40
Finance income		(113)	(90)
Gain on disposal of property, plant and equipment		(1)	(3)
Share of (profit)/ loss of equity-accounted investees (net of tax)		(2)	4
Change in provisions		3	*
Dividend income		(6)	—
		270	156
Changes in:
- Inventories		1	1
- Deposits (pledged)/ released		(23)	2
- Trade and other receivables		(36)	(64)
- Loan receivables in the financial services segment		(158)	(93)
- Trade payables and other liabilities		(106)	(86)
- Deposits from customers in the banking business		229	367
Cash from operations		177	283
Income tax paid		(41)	(22)
Net cash from operating activities		136	261
Cash flows from investing activities
Acquisition of property, plant and equipment		(24)	(25)
Purchase of intangible assets		(14)	(8)
Proceeds from disposal of property, plant and equipment		5	7
Acquisition of businesses, net of cash acquired		(90)	—
Acquisition of additional interests in associates and joint venture		—	(43)
Acquisition of other investments		(444)	(345)
Dividend income received		6	—
Interest received		91	110
Net cash used in investing activities		(470)	(304)

Cash flows from financing activities
Proceeds from share-based payment arrangements		14	13
Repurchase and retirement of ordinary shares		(274)	(131)
Proceeds from bank loans		90	57
Repayment of bank loans		(109)	(559)
Payment of lease liabilities		(22)	(21)
Proceeds from the issuance of convertible notes		1,500	—
Transaction costs related to the issuance of convertible notes		(21)	—
Acquisition of non-controlling interests without change in control		(25)	—
Proceeds from subscription of shares in subsidiaries by non-controlling interests without change in control		45	32
Deposits (pledged)/ released		*	49
Interest paid		(13)	(18)
Net cash from/ (used in) financing activities		1,185	(578)
Net increase/ (decrease) in cash and cash equivalents		851	(621)
Cash and cash equivalents at January 1	5	2,964	3,138
Effect of exchange rate fluctuations on cash held		65	(70)
Cash and cash equivalents at June 30	5	3,880	2,447
* Amount less than $1 million

The accompanying notes form an integral part of these condensed consolidated interim financial statements (unaudited).

Notes to the condensed consolidated interim financial statements (unaudited)
These notes form an integral part of the condensed consolidated interim financial statements.
1.                        Domicile and activities
Grab Holdings Limited (the “Company” or “GHL”), is domiciled in the Cayman Islands and was incorporated on March 12, 2021. The address of the Company’s registered office is at Harbour Place, 2nd Floor, 103 South Church Street, P.O. Box 472, George Town, KYI-1106, Cayman Islands. The principal executive office of the Company is 3 Media Close, #01-03/06, Singapore 138498.
The Company was formed to facilitate the public listing (on the Nasdaq Stock Market (“NASDAQ”)) and additional capitalization of Grab Holdings Inc. (“GHI”) and its subsidiaries (together referred to as “GHI Group”), which was effectuated in December 2021.
The Group enables access to deliveries, mobility, financial services and other offerings in Southeast Asia through its mobile applications (the “Grab Platform”).
These condensed consolidated interim financial statements as at and for the six months ended June 30, 2025 comprise the Company and its subsidiaries (together referred to as the “Group” and individually as “Group entities”) and the Group’s interest in equity-accounted investees.
2.                        Going concern
These condensed consolidated interim financial statements have been prepared on a going concern basis, as were the annual consolidated financial statements as at and for the year ended 31 December 2024, which assumes that the Group will be able to discharge its liabilities in the ordinary course of business.
The assets of the Group exceed its liabilities by $6,361 million as at June 30, 2025, and the Group has a net profit after tax of $30 million for the six months ended June 30, 2025.
As at June 30, 2025, the Group has deposits with banks and financial institutions and cash and cash equivalents of $6,645 million available. Based on these factors and in consideration of the Group’s business plans, budgets and forecasts, management has a reasonable expectation that the Group has adequate resources to continue in operational existence for the foreseeable future.
3.                        Basis of preparation
3.1.Statement of compliance
These condensed consolidated interim financial statements for the six months ended 30 June 2025 have been prepared in accordance with International Accounting Standards (“IAS”) 34 Interim Financial Reporting, and should be read in conjunction with the Group’s last annual consolidated financial statements as at and for the year ended 31 December 2024 (‘last annual financial statements’). They do not include all of the information required for a complete set of financial statements prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (IFRS Accounting Standards). However, selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the Group’s financial position and performance since the last annual financial statements.
3.2.Functional and presentation currency
These condensed consolidated interim financial statements are presented in United States dollars ($), which is the Company’s functional currency. All information presented in $ has been rounded to the nearest million, unless otherwise stated.

3.3.Use of estimates and judgments
In preparing these condensed consolidated interim financial statements, management has made judgments and estimates that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.
The significant judgments made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those described in the last annual financial statements, with the exception of the estimation and judgment in relation to the issuance of convertible notes as described in Note 7(ii).
Measurement of fair values
A number of the Group’s accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities.
As part of an established control framework, significant unobservable inputs and valuation adjustments are regularly reviewed. If third party information is used to measure fair values, such information is assessed to support the conclusion that such valuations meet the requirements of IFRS, including the level in the fair value hierarchy in which such valuations should be classified.
When measuring the fair value of an asset or a liability, the Group uses observable market data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows:
•Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.
•Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).
•Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).
If the inputs used to measure the fair value of an asset or a liability fall into different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement (with Level 3 being the lowest). The Group recognizes transfers between levels of the fair value hierarchy as of the end of the reporting period during which the change has occurred.
Further information about the assumptions made in measuring fair values is included in the following note:
•Note 12 – Financial instruments
3.4.Change in accounting policies
The Group did not have any significant changes to its accounting policies from those applied in the consolidated financial statements as at and for the year ended December 31, 2024. The policy for recognizing and measuring hybrid financial instruments is as described in Note 7.
The amended standard on Lack of Exchangeability (Amendments to IAS 21) adopted from January 1, 2025 does not have a significant impact on these condensed consolidated interim financial statements and is not expected to have a material impact on the Group’s consolidated financial statements as at and for the year ending December 31, 2025.

4.                        Other investments

	June 30, 2025	December 31, 2024
(in $ millions)	$	$
Non-current investments
Time deposits	205	273
Debt investments – at FVTPL	172	187
Debt investments – at FVOCI	99	98
Equity investments – at FVTPL	213	207
	689	765
Current investments
Time deposits	1,509	1,425
Debt investments – at FVTPL	512	247
Debt investments – at FVOCI	9	169
Debt Investments – at amortized cost	1,247	824
	3,277	2,665
	3,966	3,430

Time deposits
These financial assets measured at amortized cost predominantly comprise deposits with banks and financial institutions with a maturity of more than three months from the date of placement.
5                         Cash and cash equivalents

	June 30, 2025	December 31, 2024
(in $ millions)	$	$
Short-term deposits	719	861
Cash at banks and on hand	3,161	2,103
Cash and cash equivalents in the statement of financial position	3,880	2,964
i)Short-term deposits classification as cash equivalents or other investments
Time deposits are presented as cash equivalents if they have a maturity of three months or less from the date of acquisition. Time deposits that exceed that maturity are classified as “Other investments”.
ii)Restricted cash
Cash and cash equivalents include balances of $184 million (2024: $201 million) held by subsidiaries that operate in countries where legal restrictions apply when the balances are not available for general use by the parent or other subsidiaries.

6                         Capital and reserves
The movement in GHL Ordinary Shares during the six months ended June 30, 2025 is as follows:

(in thousands of shares)	Class A ordinary shares	Class B ordinary shares
In issue at January 1 – in issue	3,950,499	119,799
Issued for restricted share awards	—	4,471
Restricted share units vested	52,423	4,188
Exercise of share options	2,343	7,397
Issued under equity stock purchase plan	2,057	—
Repurchase of shares	(58,450)	—
Conversion of Class B ordinary shares to Class A ordinary shares	4,500	(4,500)
In issue at June 30	3,953,372	131,355
Restricted ordinary shares issued but not fully vested	—	(8,162)
In issue at June 30 – fully paid	3,953,372	123,193
Authorized	49,500,000	500,000
7                         Loans and borrowings

	June 30, 2025	December 31, 2024
(in $ millions)	$	$
Non-current
Bank loans	139	116
Lease liabilities	144	125
	283	241
Current
Convertible notes (including embedded derivative)	1,479	—
Bank loans	114	90
Lease liabilities	37	33
	1,630	123

i.Terms and debt repayment schedule
Terms and conditions of outstanding loans and borrowings (including lease liabilities) are as follows:

	Currency	Nominal interest rate	Year of maturity	Carrying amount
				$
Convertible notes (including embedded derivative)	USD	0%	2030	1,479
Bank loans	SGD	1.5% to 2.1%	2025-2030	167
Bank loans	MYR	2.1% to 3.6%	2025-2027	*
Bank loans	MYR	COF** -2.0% to +1.3%	2025-2028	14
Bank loans	IDR	3.0% to 9.5%	2025-2030	27
Bank loans	THB	COF** + 7.0% p.a.	2025	45
Lease liabilities	Multiple	4.1% to 12.5%	2025-2037	181
				1,913
*Amount less than $1 million
**cost of funds – which are variable rates specific to country and/or financial institutions
A significant portion of the bank loans are secured by the Group’s motor vehicles with a carrying amount of $426 million (2024: $360 million).
ii.Issuance of convertible notes
On June 10, 2025, the Company issued convertible notes ("Notes") with an aggregate principal amount of $1,500 million maturing on June 15, 2030 unless redeemed, repurchased or converted prior to that date. The Notes are senior, unsecured obligations of the Company and are non interest bearing (i.e. zero coupon).
The Notes entitle the holders to require the Company to convert the Notes into Class A Ordinary Shares of the Company at an initial conversion price of approximately US$6.55 per share (subject to adjustments in certain circumstances) at any time from July 24, 2025 to the third trading day immediately preceding the maturity date. The Company has the right to settle such conversion in cash or equity (or a combination of both) at its discretion. Other key features of the Notes include:
•an option for the holder to redeem early on June 15, 2028; and
•an option for the Company to redeem for cash all or part of the Notes, on or after June 21, 2028, if the last reported share sale price has been at least 130% of the conversion price (then in effect) for at least 20 out of 30 trading days prior to the Company providing notice of redemption; and on the trading day immediately preceding the date the Company sends such notice. The holder can exercise their conversion option in the event of the Company exercising this option.
The features of the conversion option within the Notes is an embedded derivative which has economic characteristics that are not closely related to the host liability. As the terms of the Notes provide the Company with the right to settle the conversion of the Notes in cash, the embedded derivative is classified as a derivative liability measured at fair value through profit or loss.
The carrying amount of host liability on initial recognition is the difference between the carrying amount of the Notes, net of transaction costs and the fair value of the embedded derivative. Subsequent to initial recognition, the host liability is measured at amortized cost under the effective interest rate method.

The net proceeds received from the issuance of the Notes have been allocated as follows on initial recognition:

(in $ millions)	$
On initial recognition
Proceeds from issue of convertible notes (1,500,000 Notes at $1,000 per Note)	1,500
Fair value of the embedded derivative	(482)
Transaction costs	(22)
At inception	996

June 30, 2025
At inception	996
Interest accrued on convertible notes	4
Carrying amount of host liability as at June 30, 2025	1,000

Fair value of the embedded derivative as at June 30, 2025	479
a) Host liability and embedded derivative
Both the host liability and the embedded derivative are presented within the “Loans and borrowings” caption on the statement of financial position as they are part of the same contract. The host liability is classified as current as at June 30, 2025 as the conversion option which can be exercised within twelve months is taken into account when classifying the host liability.
b) Transaction costs
The Group incurred transaction costs of $22 million, primarily on legal and underwriters’ fees. The Group’s policy is to allocate the transaction costs entirely to the host liability of the Notes.
8.                    Share-based payment arrangements
Description of the share-based payment arrangements
As at June 30, 2025, the Company has in place an equity-settled share-based payment arrangement, the 2021 Equity Incentive Plan (the “2021 Plan”), under which Company may:
1.issue restricted share units/awards (‘RSUs’); or
2.grant options to purchase its ordinary shares (‘Share Options’); or
3.issued restricted ordinary shares
to selected employees, officers, directors and consultants of the Group and non-employee directors of the Company.
The Share Options and RSUs granted generally vest 25% on each anniversary of the grant, over a four year-period. Certain RSUs are granted that vest on grant date. The maximum term of Share Options granted under the 2021 Plan does not exceed ten years from the date of grant. The Share Options and RSUs granted to employees do not have the rights of the ordinary shares until the Share Options and RSUs are vested, exercised and recorded into the register of shareholders of the Company.
The Company also has in place the 2021 Equity Stock Purchase Plan ("ESPP") which allows eligible employees to contribute, through payroll deductions, up to 15% of their eligible compensation to purchase the Company’s Class A Ordinary Shares at a 15% discount of the lower of either (i) the closing trading price of the first day of an offering period or (ii) the closing trading price of the purchase date.

In addition to the above arrangements,
•the Company has issued performance based share units and options to selected employees, officers, directors, consultants and non-employee directors of the Group and of the Company which generally vest based on specified market and non-market performance conditions, and on completion of a specified period of service; and,
•certain subsidiaries of the Group have also set up certain equity settled share-based payment arrangements for the issuance of restricted share units/awards and share options which generally vest 25% on each anniversary of the grant, over a four year-period.
The share-based payment expense in relation to these arrangements is not material to the Group.
a)Reconciliation of outstanding RSUs
The number of unvested RSUs issued under the 2021 GHL Plan were as follows:

Number of unvested restricted share units
’000
As of January 1, 2025	148,200
Granted	59,715
Vested	(58,010)
Canceled and forfeited	(8,491)
As of June 30, 2025	141,414
As at June 30, 2025, certain RSUs were vested but had not been registered as ordinary shares. The weighted average fair value of RSUs granted during the six months ended June 30, 2025 was $4.43. The fair value of RSUs granted was determined based on the closing price of the shares on the grant date.
b)Reconciliation of outstanding Share Options
The number and weighted-average exercise prices of Share Options under the 2021 Plan were as follows:

	Number of Share Options	Weighted average exercise price per share	Weighted-average remaining contractual life
	’000	$	(in years)
As of January 1, 2025	41,315	2.24	4.70
Granted	6,198	4.59
Exercised (including cashless exercise)	(14,415)	1.93
Canceled and forfeited	(165)	2.30
As of June 30, 2025	32,933	2.81	5.08

	Number of Share Options	Weighted average exercise price per share
Exercisable	’000	$
As of January 1, 2025	39,940	2.25
As of June 30, 2025	26,048	2.40

The Share Options outstanding as at June 30, 2025 had an exercise price in the range of $0.28 to $4.59 (31 December 2024: $0.28 to $4.03). As at June 30, 2025 and December 31, 2024, certain share options exercised had not yet been registered as ordinary shares.
c)Restricted ordinary shares
During the six months ended June 30, 2025, 4,472 thousand restricted ordinary shares were granted. During this period, there were no restricted ordinary shares canceled or forfeited, and 1,230 thousand restricted ordinary shares vested.
d)2021 Equity Stock Purchase Plan
During the six months ended June 30, 2025, 2,017 thousand shares were purchased and subsequently issued in July 2025 at a price of $4.03 per share.
9.                        Revenue
i.Revenue streams

	For six months ended June 30
	2025	2024
(in $ millions)	$	$
Deliveries	854	707
Mobility	577	493
Financial services	159	115
Others	2	2
	1,592	1,317
Mobility revenue also includes rental income from the leasing of motor vehicles to driver-partners of $92 million (2024: $81 million), who typically use the vehicles to offer services through the Grab platform.
ii.Geographic information

	2025	2024
(in $ millions)	$	$
Singapore	345	274
Malaysia	478	376
Indonesia	338	313
Philippines	152	121
Thailand	138	119
Vietnam	125	107
Rest of Southeast Asia	16	7
	1,592	1,317
iii.Major Customers
Considering our service offerings to a wide range of customers across multiple geographic locations, no significant portion of our revenue recognized can be attributed to a particular customer or group of customers.

10                       Earnings /(loss) per share
i.Basic earnings/ (loss) per share
The following table sets forth the computation of basic earnings/ (loss) per share attributable to ordinary shareholders for the six months ended June 30, 2025 and 2024 (in $ millions, except share amounts which are reflected in thousands, and per share amounts):

	For six months ended June 30
	2025	2024
Basic earnings/ (loss) per share:
Numerator
Net income/ (loss) for the period	30	(184)
Net loss attributable to non-controlling interests	(29)	(27)
Net income/ (loss) for the period attributable to ordinary shareholders	59	(157)
Denominator
Basic weighted-average ordinary shares outstanding	4,099,960	3,950,064
Basic earnings/ (loss) per share attributable to ordinary shareholders	0.01	(0.04)
ii.Diluted earnings/ (loss) per share
The following table sets forth the computation of diluted earnings/ (loss) per share attributable to ordinary shareholders for the six months ended June 30, 2025 and 2024 (in $ millions, except share amounts which are reflected in thousands, and per share amounts):

	For six months ended June 30
	2025	2024
Diluted earnings/ (loss) per share:
Numerator
Diluted income/ (loss) for the period attributable to ordinary shareholders	59	(157)
Denominator
Weighted-average number of ordinary shares (Basic)	4,099,960	3,950,064
Stock options	12,946	—
RSU and Restricted ordinary shares	86,677	—
Common shares issued for ESPP	1,886	—
Weighted-average number of ordinary shares (Diluted)	4,201,469	3,950,064
Diluted earnings/ (loss) per share attributable to ordinary shareholders	0.01	(0.04)
As the Group incurred net losses for the six months ended June 30, 2024, basic loss per share was the same as diluted loss per share.

The following potentially dilutive outstanding securities (reflected in thousands of GHL ordinary shares) were excluded from the computation of diluted loss per ordinary share either because their effects would have been antidilutive for the six months ended June 2025 and 2024, or are contingent upon the satisfaction of certain conditions which were not satisfied by the end of the period:

	For six months ended June 30
	2025	2024
Warrants	26,000	26,000
Share options (Note 8)	6,198	44,089
RSU and Restricted ordinary shares (Note 8)	54,619	163,091
Convertible notes (Note 7)	229,008	—
Shares committed under ESPP (Note 8)	—	2,198
Options to swap the shares in GHL subsidiaries for GHL Class A Ordinary Shares	—	121,450
Total	315,825	356,828
11                       Related parties
i)Transactions with key management personnel
With effect from May 1, 2025, Grab expanded its Board of Directors to eight from seven members, with three members being newly appointed and two existing members retiring.
There were no significant changes to the compensation scheme during the six months ended June 30, 2025.
ii)Other related party transactions
The Group did not enter into other material related party transactions during the six months ended June 30, 2025.

12                       Financial instruments
i)Accounting classification and fair values
The following table shows the carrying amounts and fair values of financial assets and financial liabilities, including their levels in the fair value hierarchy. It does not include fair value information for financial assets and financial liabilities not measured at fair value if the carrying amount is a reasonable approximation of fair value.

		Carrying amount				Fair value
	Note	FVTPL	FVOCI	Amortized cost	Total	Level 1	Level 2	Level 3	Total
		$	$	$	$	$	$	$	$
(in $ millions)
June 30, 2025
Financial assets
Debt investments	4	684	108	1,247	2,039	174	502	116	792
Equity investments	4	213	—	—	213	106	—	107	213
Time deposits	4	—	—	1,714	1,714
Trade and other receivables		—	—	262	262
Loan receivables in the financial services segment		—	—	708	708
Other assets		1	—	209	210	—	1	—	1
Cash and cash equivalents	5	—	—	3,880	3,880
Total		898	108	8,020	9,026	280	503	223	1,006
Financial liabilities
Convertible notes	7	(479)	—	(1,000)	(1,479)	—	—	(479)	(479)
Bank loans	7	—	—	(253)	(253)
Lease liabilities		—	—	(181)	(181)
Warrant liabilities		(10)	—	—	(10)	(10)	—	—	(10)
Trade payables and other liabilities		—	(162)	(868)	(1,030)	—	—	(162)	(162)
Deposits from customers in the banking business		—	—	(1,543)	(1,543)
Total		(489)	(162)	(3,845)	(4,496)	(10)	—	(641)	(651)

		Carrying amount				Fair value
	Note	FVTPL	FVOCI	Amortized cost	Total	Level 1	Level 2	Level 3	Total
		$	$	$	$	$	$	$	$
(in $ millions)
December 31, 2024
Financial assets
Debt investments	4	434	267	824	1,525	268	321	112	701
Equity investments	4	207	—	—	207	86	—	121	207
Time deposits	4	—	—	1,698	1,698
Trade and other receivables		—	—	206	206
Loan receivables in the financial services segment		—	—	536	536
Other assets		21	—	224	245	—	21	—	21
Cash and cash equivalents	5	—	—	2,964	2,964
Total		662	267	6,452	7,381	354	342	233	929
Financial liabilities
Bank loans	7	—	—	(206)	(206)
Lease liabilities	7	—	—	(158)	(158)
Warrant liabilities		(11)	—	—	(11)	(11)	—	—	(11)
Trade payables and other liabilities		(5)	(141)	(908)	(1,054)	—	—	(146)	(146)
Deposits from customers in the banking business		0	—	(1,225)	(1,225)
Total		(16)	(141)	(2,497)	(2,654)	(11)	—	(146)	(157)

ii)Measurement of fair values
a)Valuation techniques and significant unobservable inputs
The following tables show the valuation techniques used in measuring Level 2 and Level 3 fair values for financial instruments in the statement of financial position, as well as the significant unobservable inputs used. The movement in fair value arising from reasonably possible changes to the significant unobservable inputs was assessed as not significant.

	Valuation technique	Significant unobservable inputs	Inter-relationship between significant unobservable inputs

Assets
Debt investments	Broker prices/ Income approach	Risk-adjusted discount rate using Income approach	The estimated fair value would decrease (increase) if the discount rates were higher (lower).
Equity Investments	Market comparison technique	Adjusted market multiple	The estimated fair value would increase (decrease) if the adjusted market multiple were higher (lower).
		Volatility rates	The estimated fair value would either increase or decrease if the volatility rate increases.

Liabilities

Put options issued to non-controlling interests	Income approach	Probability attributed to achieving certain milestones	The estimated fair value of the put liability would increase (decrease) if the probability attributed to achieving certain milestones were higher (lower).
Embedded derivative within the convertible notes	Income approach	Volatility rates	The estimated fair value would increase (decrease) if the expected volatility were higher (lower).

b)Level 3 fair values
The following table shows a reconciliation from the opening balances to the ending balances for Level 3 fair values:

	Equity and debt investments	Put options issued to non-controlling interests	Embedded derivative of the Convertible Notes	Total
	$	$	$	$
(in $ millions)
At January 1, 2024	221	(123)	—	98
Net change in fair value (unrealized)
- Gain/(loss) included in profit or loss	(13)	—	—	(13)
- Gain/(loss) included in OCI	—	1	—	1
Net purchases/ (issuances)	*	—	—	*
At June 30, 2024	208	(122)	—	86
At January 1, 2025	233	(146)	—	87
Net change in fair value (unrealized)
- Gain/(loss) included in profit or loss	2	—	3	5
- Gain/(loss) included in OCI	—	(6)	—	(6)
Net purchases/ (issuances)	10	(10)	(482)	(482)
Transfer between Level 3 and Level 1	(22)	—	—	(22)
At June 30, 2025	223	(162)	(479)	(418)

*Amount less than $1 million

Transfer out of Level 3
The Group holds an investment in listed equity shares which has a fair value of $22 million as at June 30, 2025 (December 31, 2024: $19 million). The fair of value of this investment was previously categorized as Level 3 due to contractual restrictions on sale which have now been lifted, and with the shares now being valued at the published price quotation in an active market they are categorized as Level 1.

13.                      Operating segments
i)Basis for segmentation
The Group has the following strategic divisions which are its operating and also reportable segments. These segments offer different products and services, and are generally managed separately from a commercial, technological, marketing, operational and regulatory perspective. The Group’s chief executive officer (the Chief Operating Decision Maker or CODM) reviews the performance of each segment on a monthly basis for purposes of business management, resource allocation, operating decision making and performance evaluation.
The following summary describes the operations of each reportable segment:

Reportable segments	Operations
Deliveries	Connecting driver-partners and merchant-partners with consumers to create a localized logistics platform, facilitating and performing on-demand and scheduled delivery of a wide variety of daily necessities, including ready-to-eat meals and groceries, as well as point-to-point parcel delivery. It also includes delivery services in certain markets for which the Group is directly responsible; the offering of a variety of daily necessities through the operation of a chain of physical stores in certain markets; and advertising revenue arising from promoted listings and banner advertisements, enabling merchant-partners to promote their businesses on the Grab platform.
Mobility	Connecting consumers with rides provided by driver-partners across a wide variety of multi-modal mobility options including private cars, taxis, motorcycles (in certain markets), and shared mobility options, such as carpooling. It also includes vehicle rental for driver-partners; and advertising revenue arising from online and offline advertising solutions which include in-car product placements and mobile billboards.
Financial services	Digital solutions offered by and with business partners to address the financial needs of driver and merchant partners and consumers, including digital payments, lending, receivables factoring, digital banking services in certain markets, insurance distribution and associated advertising revenue.
Others	Suite of offerings including mapping services and anti-fraud offerings.
ii)Information about reportable segments
The CODM evaluates operating segments based on revenue and Segment Adjusted EBITDA. Segment reporting revenue is disclosed in Note 9. Total revenue for reportable segments equals consolidated revenue for the Group.
Segment Adjusted EBITDA is defined as profit/(loss) of each operating segment adjusted to exclude: (i) net finance income (costs), including interest income (expenses), foreign exchange gain (loss) and changes in fair value of financial assets and liabilities, (ii) other income (expenses), (iii) income tax expenses (credit), (iv) depreciation and amortization, (v) share-based compensation expenses, (vi) costs related to mergers and acquisitions, (vii) impairment losses on goodwill and non-financial assets, (viii) restructuring costs, (ix) legal, tax and regulatory settlement provisions, (x) regional corporate costs and (xi) other items not indicative of our ongoing operating performance.

Information about each reportable segment and reconciliation to amounts reported in consolidated financial statements is set out below:

	For six months ended June 30
	2025	2024
(in $ millions)	$	$
Segment Adjusted EBITDA
Deliveries	126	84
Mobility	323	267
Financial services	(56)	(52)
Others	*	2
Total reportable Segment Adjusted EBITDA	393	301
Regional corporate costs	(178)	(175)
Net other income	10	4
Depreciation and amortization	(81)	(74)
Share-based compensation expenses	(141)	(176)
Impairment losses on goodwill and non-financial assets	*	—
Restructuring costs	(3)	(4)
Legal, tax and regulatory settlement provisions	(8)	(3)
Costs related to mergers and acquisitions	(6)	(4)
Operating loss	(14)	(131)
Income tax expense	(37)	(31)
Net finance income	44	40
Foreign exchange gain/ (loss)	35	(58)
Share of profit/ (loss) of equity-accounted investees (net of tax)	2	(4)
Profit/ (loss) for the period	30	(184)
*Amount less than $1 million
Assets and liabilities are predominantly reviewed by the CODM at a consolidated level and not at a segment level. Within the Group’s non-current assets are property, plant and equipment which are primarily located in Singapore, Malaysia and Indonesia. Other non-current assets such as intangible assets, goodwill and other investments are predominantly regional assets that are not attributed to a segment.

14.                      Business Combination
i)Acquisition of Eastern Grocer Sdn Bhd ("Everrise")
On March 3, 2025, the Group acquired a 80% economic interest in Everrise, an operator in the premium grocery segment in Malaysia, predominantly within East Malaysia. The Group has concluded that the acquired entity is a business. The acquisition of Everrise will enable the Group to grow the market for online grocery services in Malaysia. The acquisition enables Grab to bring more Everrise retail stores onto its marketplace, while also leveraging Everrise’s large supplier network to further expand its groceries product line at lower costs.
The amount of revenue and profit after tax this business has contributed to the Group's results since acquisition is insignificant, as it also would have been if the acquisition has occurred on January 1, 2025.The amount of acquisition related costs are also insignificant.
The following table summarizes the recognized amounts of assets acquired and liabilities assumed at the date of acquisition.

(in $ millions)	$
Property, plant and equipment	29
Intangible assets	18
Inventories	12
Trade and other receivables	1
Cash and cash equivalents	8
Loans and borrowings	(16)
Deferred tax liabilities	(8)
Trade payables and other liabilities	(11)
Identifiable net assets acquired	33
Less: Non-controlling interest proportionate share of identifiable net assets	(6)
Goodwill on acquisition (described below)	27
Purchase consideration	54
The fair value of these assets has been measured provisionally, pending completion of an independent valuation. If new information obtained within one year of the date of acquisition about facts and circumstances that existed at the date of acquisition identifies adjustments to the above amounts, or any additional provisions that existed at the date of acquisition, then the accounting for the acquisition will be revised.
The goodwill is attributable mainly to the cost and revenue synergies expected to be achieved from integrating Everrise’s operations, supplier network and assets into the Group’s future business expansion. The goodwill recognized is not expected to be deductible for tax purposes. The purchase consideration is entirely in the form of cash.
The Group has written an option granting the non-controlling shareholder ("Everrise Enterprise S.B.") the right to sell their 20% ownership interest to the Group from between three to five years after the date of acquisition. As Everrise Enterprise S.B. has present access to the returns until exercise of the option, the financial liability of $15 million arising from the put option, which is presented within “Other liabilities,” is not included in the consideration transferred, but is accounted for separately with a corresponding recognition within equity under “Other reserves”. Subsequent changes in the measurement of this liability will be recognized within equity.

ii)Acquisition of Validus Capital Pte Ltd ("Validus") and associated loan portfolio
On April 15, 2025, the Group acquired a 100% economic interest in Validus, a digital lending platform for small and medium-sized enterprises (SMEs) in Singapore, together with an SME loan portfolio originated via the platform. The Group has concluded that acquired set of assets and activities is a business. The acquisition will enable the Group to serve larger SMEs who are looking to optimize their cash flow and tap timely financing to capture business opportunities through short-term trade finance and supply chain financing.
The amount of revenue and profit after tax this business has contributed to the Group's results since acquisition is insignificant, as it also would have been if the acquisition has occurred on January 1, 2025.The amount of acquisition related costs are also insignificant.
The following table summarizes the recognized amounts of assets acquired and liabilities assumed at the date of acquisition.

(in $ millions)	$
Loan receivables in the financial services segment	32
Other net assets	2
Identifiable net assets acquired	34
Goodwill on acquisition (described below)	14
Purchase consideration*	48
*Inclusive of contingent consideration of $2 million
The fair value of these assets has been measured provisionally, pending completion of an independent valuation. If new information obtained within one year of the date of acquisition about facts and circumstances that existed at the date of acquisition identifies adjustments to the above amounts, or any additional provisions that existed at the date of acquisition, then the accounting for the acquisition will be revised.
The goodwill is attributable mainly to the cost and revenue synergies expected to be achieved from integrating the licensed lending platform, operational ecosystem, and assets into the Group’s future business expansion in digital SME lending. The goodwill recognized is not expected to be deductible for tax purposes. The purchase consideration is, and will be, entirely in the form of cash.
15.                      Subsequent Event
During 2022, the Group has written an option granting the non-controlling shareholder of Jaya Grocer Holdings Sdn. Bhd. ("Jaya Grocer") the right to sell their 25% ownership interest to the Group three years after the date of acquisition. The option was exercised on July 1, 2025 and settled for $104 million. The exercise of the option has no impact on the condensed consolidated statement of financial position or statement of profit or loss.